Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contact	IR Agency Contact

Shirley Nakar - Orgad Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Brett Maas, Managing Partner Hayden IR Tel: +1-646-536-7331 Brett@haydenir.com

AudioCodes Declares Semi-Annual Dividend of 14 Cents per Share

Lod, Israel –August 5, 2020 - AudioCodes (NASDAQ: AUDC) Press Release

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced that its Board of Directors has decided on a semi-annual dividend. The Board of Directors declared a cash dividend in the amount of 14 cents per share. The aggregate amount of the dividend is approximately US$4.6 million. The amount and timing of any other dividends will be determined by the Board.

The dividend is payable on September 1, 2020 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 17, 2020.

In accordance with Israeli tax law, the dividend is subject to a withholding tax at the source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%. The dividend will be paid in US dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange.

The Board of Directors decision follows receipt by the Company of Israeli court approval to declare one or more dividends in the aggregate amount of up to $10 million at any time through February 3, 2021.

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About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

AudioCodes Press Release

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2020 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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